SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES ACT OF 1933
Release No. 11286 / May 13, 2024

Admin. Proc. File No. 3-21032

In the Matter of the Registration Statement of

ELECTROPREMIUM

OPINION OF THE COMMISSION

STOP ORDER PROCEEDING

Registration statement contains untrue statements of material fact and omits material information. *Held*, because registration statement is materially deficient, its effectiveness is suspended through issuance of a stop order.

APPEARANCES:

> *Christopher Dunnigan*, *Richard Hong*, *Michael D. Paley*, and *Joshua Tannen* for the Division of Enforcement.

> *Khurram Afzal* for Electropremium.

Appeal filed: Dec. 8, 2022
Last brief received: Mar. 20, 2023

Electropremium appeals from the decision of an administrative law judge ("ALJ") suspending the effectiveness of a Form S-1 registration statement the company filed on August 18, 2022 (the "Registration Statement"). Based on our independent review of the record, we, like the ALJ, find that the Registration Statement lacks required, material financial statements and contains misleading statements about the valuation of Electropremium's assets. Because of these material deficiencies, we have determined to suspend the effectiveness of the Registration Statement through issuance of a stop order.

I.   Background

The Registration Statement proposes the sale of 125,000 shares of Electropremium stock at a maximum price of $4.00 per share, commencing on approximately September 18, 2022. Among other things, the Registration Statement asserts that company assets total $600,500,000.00.

On September 6, 2022, the Commission issued an order instituting proceedings ("OIP") to determine whether a stop order should issue pursuant to Section 8(d) of the Securities Act Section of 1933 to suspend the effectiveness of the Registration Statement.[1] The OIP alleges that the Registration Statement contains untrue statements of material fact and omits to state material facts necessary to make the statements therein not misleading. The OIP also alleges that the Registration Statement lacks audited financial statements and other information required by Securities Act Regulation S-K and Form S-1. The OIP directed Electropremium to file an answer within ten days of service and set the matter for a hearing before an ALJ on September 21, 2022.[2]

Khurram Afzal, Electropremium's president and service agent, was personally served with the OIP on September 7, 2022, but the company failed to file an answer by the deadline set in the OIP.[3] On September 12, 2022, the ALJ issued an order providing that a remote hearing would be held at 10 a.m. Eastern Time on September 21, 2022. Attorneys for the Division of Enforcement (the "Division") then sent several emails to Afzal regarding the remote hearing, with at least two emails reiterating that the hearing would be held at 10 a.m. Eastern Time.

The remote hearing was held before the ALJ on September 21, 2022, at 10 a.m. Eastern Time. Electropremium did not appear. The Division presented as witnesses a Division staff data analyst and the Chief of the Office of Real Estate & Construction in the Disclosure Review Program of the Division of Corporation Finance. The Division data analyst testified that he had

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[1]   *Electropremium*, Securities Act Release No. 11097, 2022 WL 4093795 (Sept. 6, 2022).

[2]   The OIP set a start time of 10:00 a.m. for the remote, in-person, or hybrid hearing and specified that any in-person component would be held in Washington, D.C.

[3]   In addition to president and service agent, the Registration Statement states that Afzal is the CEO, "director, controller, accountant, legal counsel," "only security holder and underwriter," and "only employee" of Electropremium.

participated in a meeting with Afzal about the Registration Statement, during which Afzal said that Electropremium's asset valuation was based solely on a valuation of its unsold securities and that it has not sold any securities.

After the hearing, Afzal sent an email to the ALJ's office, stating that he had tried to join the hearing at around 10 a.m. "California" (*i.e.*, Pacific) Time, rather than 10 a.m. Eastern Time. That same day (September 21, 2022), the ALJ issued an order giving Electropremium additional time to file an answer and setting deadlines for the Division's post-hearing brief and Electropremium's response.

Electropremium filed an answer to the OIP and motion to dismiss on October 4, 2022.[4] Electropremium did not attach any documentary evidence to its filings, nor did it claim any prejudice from Afzal's non-participation in the hearing.

On October 12, 2022, the Division filed a post-hearing brief, to which Electropremium did not respond. But, later that same day, Electropremium filed an application to withdraw the Registration Statement. The Commission denied that application on October 26, 2022, due to the pendency of this stop-order proceeding.[5]

On December 6, 2022, the ALJ issued an initial decision finding that a stop order should issue. This appeal followed.

II.   Analysis

Under Securities Act Section 8(d), we may issue a stop order suspending the effectiveness of a registration statement at any time if it appears to us that the statement "includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading."[6] A fact in a registration statement is material if there is a substantial likelihood that a reasonable investor

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[4]   Electropremium argued that the proceeding should be dismissed because the company allegedly is not seeking investors.

[5]   *Electropremium*, Securities Act Release No. 11127, 2022 WL 16510536 (Oct. 26, 2022).

[6]   15 U.S.C. § 77h(d); *see also Mil. Robot Corp.*, Securities Act Release No. 6640, 1986 WL 626234, at *1-2 (Apr. 15, 1986) (concluding that stop order was warranted where registration statement was "materially deficient").

would attach importance to that fact when determining whether to purchase the security.[7]
Among other things, the Securities Act and regulations promulgated thereunder require that a
registration statement include a balance sheet and a profit and loss statement, and each must be
certified by an independent public or certified accountant.[8] Audited financial statements are
material, as there is a substantial likelihood that a reasonable investor would attach importance to
them when determining whether to purchase the security.[9]

Here, the Registration Statement does not include *any* financial statements, let alone an
audited balance sheet and an audited profit and loss statement. It thus omits required, material
information.[10] In addition, the Registration Statement claims that the company's assets are worth
$600,500,000.00, though it provides no basis for that valuation. According to the Division data
analyst's undisputed testimony, Afzal said during a meeting that the company's assets consist
solely of Electropremium's unsold securities, and Electropremium has never sold securities.
Thus, there is no active market for those securities, making it difficult to ascertain their market
value. We find that it was misleading for Electropremium to assert that its assets were worth
$600,500,000.00, while omitting the fact that this valuation was necessarily arbitrary, since the

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[7]   *Cf. Basic Inc. v. Levinson*, 485 U.S. 224, 231-32 (1988) (providing similar definitions for
materiality in other securities law contexts); Securities Act Rule 405, 17 C.F.R. § 230.405
(defining "[m]aterial" for purposes of Securities Act registration forms and regulations to mean
information for which "there is a substantial likelihood that a reasonable investor would attach
importance in determining whether to purchase the security registered"); *Advanced Chem. Corp.*,
Securities Act Release No. 6507, 1984 WL 50368, at *6-7 (Feb. 9, 1984) (applying Securities
Act Rule 405's definition of materiality in stop order case brought under Securities Act Section
8(d)).

[8]   Securities Act Schedule A, 15 U.S.C. § 77aa, ¶¶ 25-26; Securities Act Section 7(a),
15 U.S.C.§ 77g(a)(1) (providing that registration statements must include information provided
in Schedule A); *see also* Form S-1, Item 11(e), https://www.sec.gov/files/forms-1.pdf (requiring
financial statements that comply with applicable provisions of Regulation S-X, 17 C.F.R. Part
210).

[9]   *See, e.g.*, *United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) ("Corporate
financial statements are one of the primary sources of information available to guide the
decisions of the investing public."); *Mil. Robot Corp.*, 1986 WL 626234, at *2 ("The materiality
of [the auditing] requirement has long been recognized by this Commission."); *Queensboro Gold
Mines, Ltd.*, Securities Act Release No. 1617, 1937 WL 31308, at *2 (Nov. 17, 1937) (issuing
stop order where registration statement contained balance sheet that was itself certified but
attached schedules that were not certified by an accountant).

[10]   *See supra* note 9 and accompanying text.

assets comprised solely of unsold securities with no active market.[11] And we find that these omitted facts were material, as there is a substantial likelihood that a reasonable investor would find the arbitrary nature of Electropremium's asset valuation to be important when deciding whether to purchase the company's stock.[12]

Other information in the Registration Statement provides further support for our finding that Electropremium's asset valuation was, if not baseless, at least significantly overstated.[13] The Registration Statement provides, for example, that Electropremium has no business income. Further, it states that the company is disputing a federal tax lien filed in January 2022, is "under suspension by the Franchise Tax Board" in California, and owes $7000 to $8000 to the Franchise Tax Board due to Electropremium's failure to pay $800 in annual taxes. Given these facts, Electropremium's asset valuation appears particularly implausible.

Electropremium does not dispute that the Registration Statement is materially deficient and misleading for the reasons described above. Instead, in its petition for review of the initial decision, Electropremium argues only that a stop order will "destroy[] . . . public resources," because the company intends for the Registration Statement "to generate public resources including [A]merican jobs under the under the American [JOBS] Act." But

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[11]   *Cf. Haskins & Sells,* Accounting Series Release No. 73, 1952 WL 998, at *7 (Oct. 30, 1952) (noting that accountant arbitrarily valued assets exchanged for shares at the supposed cost of shares, given that shares had not traded and therefore had unknown value); *Thomas Bond, Inc.*, Securities Act Release No. 1980, 1939 WL 36365, at *4 (June 9, 1939) (explaining that "[a] dollar-and-cents figure set opposite an item of property implies that it was reached on some rational or precise basis; the fact that it was arbitrarily reached should be disclosed"); *Queensboro*, 1937 WL 31308, at *1 (holding that valuing assets at the par value of shares exchanged for them was arbitrary and potentially misleading).

[12]   *Cf., e.g.*, *SEC v. Chester Holdings, Ltd.*, 41 F. Supp. 2d 505, 522 (D.N.J. 1999) ("A reasonable investor would unquestionably find it important that [a company's] assets and shareholder equity, and hence its financial condition, were significantly overstated.").

[13]   *Cf. Republic Co.*, Securities Act Release No. 2206, 1940 WL 36364, at *14 (Mar. 13, 1940) (concluding that it was "pure fiction" for a registrant to regard its "withholding dividends" as "receiving income" and that to "treat that fiction as a reality" in the company's financial statements gave "a false picture" of the company's financial condition).

Electropremium's stated intention to register its securities to create "public resources" does not exempt it from basic registration requirements.[14]

      For the above reasons, we find that issuing a stop order is appropriate under Section 8(d).[15] As we have previously noted, such an order "not only suspends the effectiveness of the registration statement, but . . . also is generally the most effective means of warning the investing public that unreliable statements have been filed and counteracting the false and misleading information publicized by the filings."[16]

      An appropriate order will issue.[17]

      By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

                                  Vanessa A. Countryman
                                  Secretary

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[14] *Cf., e.g.*, Securities Act Section 7(a)(2), 15 U.S.C.§ 77g(a)(2) (exempting emerging growth companies from some but not all financial statement requirements). Electropremium also claimed in its petition for review that it is not seeking investors, but the petition did not explain why this would negate the need for a stop order. Nor did Electropremium repeat this claim in its brief. Electropremium thus forfeited this argument. *See* Rule of Practice 411(d), 17 C.F.R. § 201.411(d) ("Any exception to an initial decision not supported in an opening brief . . . may, at the discretion of the Commission, be deemed to have been waived by the petitioner."). We nevertheless note that being able to sell stock to investors is the point of a registration statement. And Electropremium's claimed desire to use the Registration Statement as a means to create jobs concerns us in that the company may, without a stop order, sell securities to investors based on a registration statement that lacks such basic, material information about the company's finances as a balance sheet or profit and loss statement.

[15] *See Mil. Robot Corp.* 1986 WL 626234, at *1-2 (concluding "that the issuance of a stop order is necessary in the public interest for the protection of investors" because registration statement was "materially deficient" concerning "matters necessary for an informed evaluation of the securities that registrant sought to offer the public").

[16] *Clinton Engines Corp.*, Securities Act Release No. 4724, 1964 WL 66913, at *6 (Sept. 28, 1964).

[17] We have considered all of the parties' contentions. We have rejected or sustained them to the extent that they are inconsistent or in accord with the views expressed in this opinion.

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 11286 / May 13, 2024

Admin. Proc. File No. 3-21032

In the Matter of the Registration Statement of

ELECTROPREMIUM

STOP ORDER

On the basis of the Commission's opinion issued this day, it is

ORDERED that the effectiveness of the registration statement filed by Electropremium is suspended.

By the Commission.

Vanessa A. Countryman
Secretary